Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 9, 2025

Registration No.: 333-277937

Mobileye Announces Pricing of Secondary Offering of Shares of Class A Common Stock, Concurrent Repurchase and Conversion

July 9, 2025

JERUSALEM--(BUSINESS WIRE)—July 9, 2025-- Mobileye Global Inc. (Nasdaq: MBLY) (“Mobileye”) today announced the pricing of a previously announced underwritten secondary public offering of 50 million shares of Mobileye’s Class A common stock by Intel Overseas Funding Corporation, a wholly owned subsidiary of Intel Corporation (the “Selling Stockholder”), at a price of $16.50 per share. The Selling Stockholder has also granted the underwriters a 30-day option to purchase up to an additional 7.5 million shares of Mobileye’s Class A common stock. The offering is expected to close on July 11, 2025, subject to customary closing conditions.

In addition, as previously announced, concurrent with the closing of the offering, Mobileye has agreed to purchase from the Selling Stockholder 6,231,985 shares of Mobileye’s Class A common stock at a price per share equal to the per share purchase price to be paid by the underwriters in the offering. The concurrent repurchase was approved by the disinterested directors of Mobileye not affiliated with the Selling Stockholder. The concurrent repurchase is expected to be consummated concurrently with the offering. The offering is not conditioned upon the closing of the concurrent repurchase, but the concurrent repurchase is conditioned upon the closing of the offering.

In addition, as previously announced, the Selling Stockholder has informed Mobileye of its plan to voluntarily convert an additional 50 million shares of Mobileye’s outstanding Class B common stock that it holds into 50 million shares of Class A common stock, contingent on the closing of the offering. The Selling Stockholder has further informed Mobileye that it intends to hold such shares of Class A common stock at this time and that the conversion of such shares is being effected solely to increase the number of shares of Class A common stock issued and outstanding. The offering is not conditioned upon the closing of the conversion, but the conversion is conditioned upon the closing of the offering.

Mobileye is not selling any shares of Class A common stock in the offering and will not receive any proceeds from the sale of the shares being offered by the Selling Stockholder.

Goldman Sachs & Co. LLC and BofA Securities. are acting as joint lead book-running managers and as representatives of the underwriters for the offering. Citigroup, J.P. Morgan, Morgan Stanley, Barclays, BNP Paribas, Deutsche Bank Securities, Mizuho, RBC Capital Markets, TD Cowen and Wells Fargo Securities are acting as book-running managers for the offering. Academy Securities, COMMERZBANK, Credit Agricole CIB, Cabrera Capital Markets LLC, CastleOak Securities, L.P., C.L. King & Associates and Mischler Financial Group, Inc. are acting as co-managers for the offering.

Mobileye has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. A preliminary prospectus supplement and accompanying prospectus relating to the offering were filed with the SEC and are available on the SEC’s website. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents Mobileye has filed with the SEC for more complete information about Mobileye and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Mobileye, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus relating to the offering if you request it by contacting Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com; or BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, Attn: Prospectus Department, Email: dg.prospectus_requests@bofa.com, telephone: 1-800-294-1322.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Mobileye Global Inc.

Mobileye (Nasdaq: MBLY) leads the mobility revolution with our autonomous driving and driver-assistance technologies, harnessing world-renowned expertise in artificial intelligence, computer vision, mapping and integrated software and hardware. Since our founding in 1999, Mobileye has enabled the wide adoption of advanced driver-assistance systems that bolster driving safety, while pioneering such groundbreaking technologies as REM™ crowdsourced mapping, True Redundancy™ sensing, and Responsibility Sensitive Safety™ (RSS). These technologies drive the ADAS and AV fields towards the future of mobility – enabling self-driving vehicles and mobility solutions at scale, and powering industry-leading advanced driver-assistance systems. Through 2024, more than 200 million vehicles worldwide have been built with Mobileye’s EyeQ technology inside. Since 2022, Mobileye has been listed independently from Intel (Nasdaq: INTC), which retains majority ownership.

“Mobileye,” the Mobileye logo and Mobileye product names are registered trademarks of Mobileye Global. All other marks are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements. Statements in this release, including statements with respect to the offering and concurrent repurchase, that are not statements of historical fact are forward-looking statements and should be evaluated as such. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” or the negative of these terms, and other similar expressions, although not all forward-looking statements contain these words. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at such time. You should understand that these statements are not guarantees of performance or results. The forward-looking statements are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements. Although we believe that these forward-looking statements are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. Detailed information regarding these and other factors that could affect Mobileye’s business and results is included in Mobileye’s SEC filings, including the company’s Annual Report on Form 10-K for fiscal year 2024, particularly in the section entitled “Item 1A. Risk Factors,” and in the prospectus and in any subsequent filings with the SEC relating to the offering.

Dan Galves

Investor Relations

investors@mobileye.com

Source: Mobileye Global Inc.

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